Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Appoints Cam Fowler as Chief Strategy & Operations Officer and Erminia (Ernie) Johannson as Group Head, North American Personal and Business Banking

TORONTO, February 25, 2020 – BMO Financial Group today announced two executive appointments to build on its competitive advantages, continue to deliver strong performance and position the bank for the future.

Cam Fowler will take on a new role as Chief Strategy & Operations Officer. He currently serves as Group Head, North American Personal and Business Banking. This new role leverages Mr. Fowler’s proven ability to drive strategy, digital innovation and execution in delivering strong financial performance, as indicated by the recent performance of BMO’s Canadian Personal & Commercial business. Consistent with the strategy outlined at BMO’s 2018 Investor Day, the Canadian banking business is delivering top tier market share gains across personal and commercial, as well as leading digital innovation and customer engagement. The business is also delivering significant efficiency improvement, in support of the bank’s overall efficiency objective.

“Cam has a proven track record of results leading our largest business,” said Darryl White, Chief Executive Officer, BMO Financial Group. “He has an extraordinary ability to anticipate and translate trends into customer impacts and embrace innovation to drive performance and support the evolving needs of customers.

“Cam will work closely with me and our Executive Committee to catalyze efforts on both our long-term strategic focus as well as our near-term performance, while concentrating on key areas of future growth – including our digital agenda and partnerships.”

Mr. Fowler will continue to chair the bank’s Operating Committee and continue to report to Mr. White. His accountabilities include strategy, digital, innovation, workplace transformation, marketing and social impact. The effective date of the new appointment is March 1, 2020.

Erminia (Ernie) Johannson is appointed Group Head, North American Personal and Business Banking. This appointment represents an expanded mandate for her as, in addition to current responsibilities, she will now have accountability for Canadian Business Banking. In 2018, she was appointed Group Head, U.S. Personal and Business Banking; her mandate was expanded in 2019 to Group Head, North American Personal Banking and U.S. Business Banking. She will report to Mr. White; the effective date of the appointment is March 1, 2020.

Last year, Ms. Johannson was named one of the Most Powerful Women in Banking by American Banker.

“Ernie is an inspirational leader with an ability to engage employees to deliver results against ambitious objectives. She brings a great operating discipline and has been a key driver of BMO delivering a great customer experience, including new digital technologies,” said Mr. White.

“Ernie has worked in progressively senior roles and delivered results in diverse businesses and corporate groups. She has a bias for action and a strong track record of building and leading highly effective teams.”

BMO is demonstrating significant leadership across its North American personal and business banking platform, with the support of its leading employee engagement. Recently, BMO received the top overall score in JD Power’s 2020 Canadian Retail Banking Advice Study. In addition, there has been significant momentum in the bank’s U.S. digital deposit strategy; BMO has now opened accounts digitally in all 50 states and experienced substantial growth – primarily outside of BMO’s core mid-west footprint.

Dave Casper continues as U.S. Chief Executive Officer, BMO Financial Group and Head of North American Commercial Banking, and will continue to work closely with Ms. Johannson. Together they will drive BMO’s Canadian and U.S. P&C businesses forward.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $880 billion as of January 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

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